SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Penn Virginia GP Holdings, L.P.
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(Name of Issuer)

Common Units, representing limited partner interests, no par value
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(Title of Class of Securities)

70788P 10 5
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(CUSIP Number)

Nancy M. Snyder
PVG GP, LLC
Three Radnor Corporate Center
100 Matsonford Road
Suite 300
Radnor, Pennsylvania 19087
(610) 687-8900
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 31, 2010
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page  of 12 pages)

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 2 of 12 Pages

The percentage ownerships reflected in this Schedule 13D/A are as of April 1, 2010.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE LP CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds PF/OO (Contribution of assets)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,797,504
	8	Shared Voting Power 0
	9	Sole Dispositive Power 8,797,504
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,797,504
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.5%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 3 of 12 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA RESOURCE HOLDINGS CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,077,429
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,077,429
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.8%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 4 of 12 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA HOLDING CORP.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,077,429
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,077,429
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.8%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 5 of 12 Pages

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) PENN VIRGINIA CORPORATION
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization VIRGINIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,077,429
	8	Shared Voting Power 0
	9	Sole Dispositive Power 10,077,429
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,077,429
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.8%
14	Type of Reporting Person CO

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 6 of 12 Pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 23, 2008 and Amendment No. 2 to Schedule 13D filed with the Commission on September 17, 2009 (the “Schedule 13D”).  Information given in response to each item below shall be deemed incorporated by reference in all other items below.  Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Penn Virginia GP Holdings, L.P., a Delaware limited partnership (the “Issuer”).  The principal executive offices of the Issuer are located at Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.  The total number of Common Units reported as beneficially owned in this Schedule 13D is 10,077,429, which constitutes approximately 25.8% of the total number of Common Units outstanding.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by amending and restating paragraphs (a), (b) and (c) thereof as follows:

(a)           This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

(i)       Penn Virginia Resource LP Corp., a Delaware corporation (“LP Corp”);

(ii)      Penn Virginia Resource Holdings Corp., a Delaware corporation (“Resource Holdings”);

(iii)     Penn Virginia Holding Corp., a Delaware corporation (“Holding”); and

(iv)     Penn Virginia Corporation, a Virginia corporation (“Penn Va”).

LP Corp, Resource Holdings, Holding and Penn Va are collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, dated December 13, 2006, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 7 of 12 Pages

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)           The address of the principal business office of Penn Va is as follows:

Three Radnor Corporate Center
100 Matsonford Road
Suite 300
Radnor, Pennsylvania 19087

The address of the principal business office of LP Corp, Resource Holdings and Holding Corp is as follows:

300 Delaware Avenue
Suite 550
Wilmington, Delaware  19801

(c)	(i)	LP Corp is a holding company which does not engage in any business activities and whose primary assets are the Common Units reported herein.

(ii)
Resource Holdings is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Penn Virginia Resource GP Corp., a Delaware corporation (“GP Corp”), LP Corp and Kanawha Rail Corp., a Virginia corporation (“KRC”).

	(iii)	Holding is a holding company which does not directly engage in any business activities and whose primary assets are the outstanding stock of Resource Holdings and Penn Virginia Oil & Gas Corporation.

	(iv)	Penn Va is primarily engaged in the exploration, acquisition, development and production of crude oil and natural gas and owns Holding.

Item 2 of the Schedule 13D is hereby amended by amending and restating Schedule A attached thereto as set forth on Schedule A attached hereto.

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 8 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)	(i)	LP Corp is the sole record owner of, and has the sole power to vote and dispose of, 8,797,504 Common Units (22.5%).

	(ii)	Resource Holdings does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in GP Corp and LP Corp, Resource Holdings may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 10,077,429 Common Units (25.8%).

	(iii)	Holding does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Resource Holdings, Holding may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 10,077,429 Common Units (25.8%).

	(iv)	Penn Va does not directly own any Common Units. By virtue of owning 100% of the outstanding interest in Holding, Penn Va may be deemed to possess sole voting and dispositive powers with respect to those Common Units held by GP Corp and LP Corp representing an aggregate 10,077,429 Common Units (25.8%).

(c)           Since the date of the original filing of this Schedule 13D, GP Corp has transferred an aggregate of 37,576 Common Units (representing less than 1% of the outstanding Common Units) to employees and directors of PVG GP, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and its affiliates.

On July 17, 2008, pursuant to that certain Units Purchase Agreement dated June 17, 2008 (the “Units Purchase Agreement”) between LP Corp, KRC and PVR, LP Corp sold 564,694 Common Units to PVR and KRC sold 1,445,301 Common Units to PVR.  The transactions which were effected by LP Corp and KRC pursuant to the Units Purchase Agreement are collectively referred to herein as the “PVR Transactions.”  On July 17, 2008, PVR subsequently transferred the 2,009,995 Common Units acquired from LP Corp and KRC to Lone Star Gathering, L.P. (“Lone Star”) in connection with PVR’s acquisition of substantially all of the assets of Lone Star.

On September 16, 2009, pursuant to that certain Underwriting Agreement dated September 10, 2009 (the “First Underwriting Agreement”) between GP Corp, the General Partner, the Issuer and the underwriters named therein (the “First Underwriters”), GP Corp sold 10,000,000 Common Units to the First Underwriters.

On March 31, 2010, pursuant to that certain Underwriting Agreement dated March 26, 2010 (the “Second Underwriting Agreement”) between LP Corp, the General Partner, the Issuer and the underwriters named therein (the “Second Underwriters”), LP Corp sold 10,000,000 Common Units to the Second Underwriters.

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 9 of 12 Pages

See Item 3.

(d)           Not applicable.

(e)           On July 17, 2008, as a result of the PVR Transactions, KRC ceased to be a Reporting Person.  On September 16, 2009, as a result of the transactions contemplated by the First Underwriting Agreement, GP Corp ceased to be a Reporting Person.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit A —	Joint Filing Agreement (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed on December 13, 2006).

Exhibit B —
Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated October 23, 2007, filed on October 26, 2007).

Exhibit C —
Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated February 19, 2009, filed on February 24, 2009).

Exhibit D —
Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of Penn Virginia GP Holdings, L.P. (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K dated March 26, 2010, filed on March 31, 2010).

Exhibit E —
Contribution and Conveyance Agreement dated as of December 8, 2006 among Penn Virginia Resource LP Corp., Penn Virginia Resource GP, LLC, Kanawha Rail Corp., Penn Virginia Resource GP Corp. and Penn Virginia GP Holdings, L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 8, 2006, filed on December 13, 2006).

Exhibit F —
Units Purchase Agreement dated June 17, 2008 by and among Penn Virginia Resource LP Corp., Kanawha Rail Corp. and Penn Virginia Resource Partners, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated July 17, 2008, filed on July 22, 2008).

Exhibit G —
Underwriting Agreement dated September 10, 2009 by and among Penn Virginia Resource GP Corp., PVG GP, LLC, Penn Virginia GP Holdings, L.P. and the underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated September 10, 2009, filed on September 14, 2009).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 10 of 12 Pages

Exhibit H —
Underwriting Agreement dated March 26, 2010 by and among Penn Virginia Resource LP Corp., PVG GP, LLC, Penn Virginia GP Holdings, L.P. and the underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K dated March 26, 2010, filed on March 31, 2010).

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date:  April 1, 2010

PENN VIRGINIA RESOURCE LP CORP.

By:	/s/ Nancy M. Snyder
Name: Nancy M. Snyder
Title: Vice President and Chief Administrative Officer

PENN VIRGINIA RESOURCE HOLDINGS CORP.

By:	/s/ Nancy M. Snyder
Name: Nancy M. Snyder
Title: Vice President and Chief Administrative Officer

PENN VIRGINIA HOLDING CORP.

By:	/s/ Nancy M. Snyder
Name: Nancy M. Snyder
Title: Vice President and Chief Administrative Officer

PENN VIRGINIA CORPORATION

By:	/s/ Nancy M. Snyder
Name: Nancy M. Snyder
Title: Executive Vice President and Chief Administrative Officer

CUSIP No. 70788P 10 5	SCHEDULE 13D/A	Page 12 of 12 Pages

SCHEDULE A

The following individuals are members of the board of directors of Penn Virginia Resource LP Corp.: James W. Dean, Steven A. Hartman, James F. Modzelewski and Peter J. Winnington.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Resource LP Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Resource Holdings Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Resource Holdings Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Holding Corp.: James W. Dean, Steven A. Hartman and James F. Modzelewski.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Holding Corp., 300 Delaware Avenue, Suite 550, Wilmington, Delaware 19801.

The following individuals are members of the board of directors of Penn Virginia Corporation: John U. Clarke, Edward B. Cloues, II, A. James Dearlove, Robert Garrett, Keith D. Horton, Marsha R. Perelman, William H. Shea, Jr., Philippe van Marcke de Lummen and Gary K. Wright.  Such individuals expressly disclaim any such beneficial ownership of the Common Units.  Each of these individuals is a citizen and resident of the United States.  The business address of such individuals is c/o Penn Virginia Corporation, Three Radnor Corporate Center, 100 Matsonford Road, Suite 300, Radnor, Pennsylvania 19087.